Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 No. 333-236420) and related Prospectus of IAC/InterActiveCorp and IAC Holdings, Inc. for the registration of IAC Holdings, Inc. and New Match common stock and to the incorporation by reference therein of our reports dated February 27, 2020, with respect to the consolidated financial statements and the related notes and the financial statement schedule of IAC/InterActiveCorp and subsidiaries and the effectiveness of internal control over financial reporting of IAC/InterActiveCorp and subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

April 27, 2020